EXHIBIT 11


                          GTE CORPORATION AND SUBSIDIARIES
                      CALCULATION OF EARNINGS PER COMMON SHARE


                                                           Three Months Ended
                                                                March 31
                                                           1997         1996
                                                             (In Thousands)

  Consolidated net income                                $665,347     $616,278

  Adjustments to consolidated net income:
  Add - Interest expense, net of tax effect, on
          employees' stock plan                              -             235

  Adjusted consolidated net income                       $665,347     $616,513


  Average common shares                                   960,434      974,646

  Adjustments to common shares:
  Add - Employees' stock and stock option plans             1,692        2,691

  Adjusted average common shares                          962,126      977,337

  EARNINGS PER COMMON SHARE:

  Primary  (1)                                           $    .69     $    .63

  Fully diluted  (2)                                     $    .69     $    .63



  (1) Computed by dividing consolidated net income for the periods by the average common shares outstanding. Common stock equivalents are excluded from this computation since they do not have a 3% dilutive effect.

  (2) Computed assuming the exercise of those stock plans and options that would have a dilutive effect.

        (a) Equivalent common shares to be added to average shares for the employees' stock plan, stock ownership plan and stock options are computed according to "treasury stock" method.

        (b) Consolidated net income for the periods is adjusted to reflect the increase in income for the interest accrued, net of tax effect, on funds received from installments under the employees' stock plan.